Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the “Board”) of directors (the “Directors”) of OneConnect Financial Technology Co., Ltd. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries and other consolidated entities (collectively, the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

•	Revenue from continuing operations1 decreased 22.8% to RMB1,415.8 million for the six months ended June 30, 2024 from RMB1,833.0 million for the corresponding period in 2023.

•	Gross margin of continuing operations was 37.1% for the six months ended June 30, 2024, compared to 37.5% for the corresponding period in 2023; non-IFRS gross margin2 of continuing operations was 39.4% for the six months ended June 30, 2024, compared to 40.1% for the corresponding period in 2023.

•	Operating loss from continuing operations narrowed by 9.3% to RMB105.5 million for the six months ended June 30, 2024, from RMB116.4 million for the corresponding period in 2023. Operating margin of continuing operations was -7.5%, compared to -6.3% for the corresponding period in 2023.

•	Net loss from continuing operations attributable to shareholders was RMB70.5 million for the six months ended June 30, 2024, compared to a net loss of RMB113.6 million for the corresponding period in 2023. Net margin of continuing operations to shareholders was -5.0% for the six months ended June 30, 2024, compared to -6.2% for the corresponding period in 2023.

•	Net loss from continuing operations per ADS, basic and diluted, was RMB-1.94 for the six months ended June 30, 2024, compared to RMB-3.13 for the corresponding period in 2023.

•	Net profit from continuing and discontinued operations attributable to shareholders was RMB139.0 million for the six months ended June 30, 2024, compared to a net loss of RMB190.5 million for the corresponding period in 2023, primarily due to the gains from the disposal of virtual banking business. Net margin of continuing and discontinued operations to shareholders improved to 9.8% for the six months ended June 30, 2024 compared to -10.4% for the corresponding period in 2023.

•	Earnings/(loss) from continuing and discontinued operations per ADS, basic and diluted, was RMB3.83 for the six months ended June 30, 2024, compared to RMB-5.24 for the corresponding period in 2023.

	Six Months Ended June 30,
In RMB’000, except percentages and per ADS amounts	2024 (Unaudited)	2023 (Unaudited)	YoY
Continuing operations
Revenue
Revenue from Ping An Group	822,880	1,117,649	-26.4%
Revenue from Lufax[3]	112,719	144,499	-22.0%
Revenue from third-party customers4	480,170	570,837	-15.9%
Total	1,415,769	1,832,985	-22.8%
Gross profit	525,782	687,042
Gross margin	37.1%	37.5%
Non-IFRS gross margin[2]	39.4%	40.1%
Operating loss	(105,502)	(116,368)
Operating margin	-7.5%	-6.3%

Net loss from continuing operations to shareholders	(70,485)	(113,649)
Net margin of continuing operations to shareholders	-5.0%	-6.2%
Net loss from continuing operations per ADS[5], basic and diluted	(1.94)	(3.13)
Net profit/(loss) from continuing and discontinued operations to shareholders	139,014	(190,465)
Net margin of continuing and discontinued operations to shareholders	9.8%	-10.4%
Earnings/(loss) from continuing and discontinued operations per ADS[5], basic and diluted	3.83	(5.24)

Notes:

1	On April 2, 2024, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash. For details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcements published by the Company on January 16, April 2 and April 17, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the “discontinued operations” in the Company’s condensed consolidated interim financial information and the historical financial results of the remaining business of the Company (the “continuing operations”) have been reflected as the “continuing operations” in the Company’s condensed consolidated interim financial information for the half year ended June 30, 2024 and for the comparative period in 2023.

2	For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures”.

3	Reference is made to the announcements published by Lufax on July 3 and July 30, 2024. Upon completion of the allotment and issue of new Lufax Shares under the Lufax Script Dividend Scheme (each term as defined in such announcements), Lufax will become an indirect non-wholly-owned subsidiary of Ping An Group and the financial results of Lufax Group will be consolidated into the consolidated financial statements of Ping An Group.

4	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

5	Each American Depositary Share (“ADS”) represents 30 ordinary shares.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board. Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly reviews non-IFRS gross profit and non-IFRS gross margin to assess the performance of the business. By excluding non-cash items, these financial metrics allow the management of the Company to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by its management in its financial and operational decision making, so that investors can see through the eyes of the management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

The following table sets forth unaudited reconciliation of IFRS and non-IFRS results for continuing operations, for the period indicated.

	Six months ended June 30,
	2024 (Unaudited) RMB’000	2023 (Unaudited) RMB’000
Gross profit from continuing operations	525,782	687,042
Gross margin from continuing operations	37.1%	37.5%
Non-IFRS adjustment
– Amortization of intangible assets recognized in cost of revenue	29,228	43,583
– Depreciation of property and equipment recognized in cost of revenue	2,208	2,823
– Share-based compensation expenses recognized in cost of revenue	562	1,330
Non-IFRS gross profit from continuing operations	557,780	734,778
Non-IFRS gross margin from continuing operations	39.4%	40.1%

BUSINESS REVIEW AND OUTLOOK

Business Review

We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception.

The fintech industry in mainland China is advancing rapidly, driven by supportive policies and continuous technological innovation, among many others. In May 2024, during the Science and Technology Work Conference held by the People’s Bank of China, the government put forward tasks such as accelerating the planning and construction of digital central banks, continuously enhancing network and data security capabilities, and deepening the application of financial technology and digital transformation. During the same month, the National Administration of Financial Regulation (the “NAFR”) issued guidelines for banks and insurance institutions on implementing the “Five Priorities” of technology finance, green finance, inclusive finance, pension finance and digital finance. The NAFR stipulated guidelines for banks and insurance institutions to drive digital transformation, enhance their digital operational and service capabilities, strengthen business management, improve service quality, and reduce service costs. Financial institutions are increasingly integrating digital transformation into their strategic plans with China’s digital economy expected to surpass RMB60 trillion (US$8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology. China’s fintech market is forecasted to exceed RMB580 billion by 2027 with a CAGR of 12% from 2023 to 2027, according to iResearch Consulting.

Globally, the fintech market also presents immense opportunities. Our strategic expansion into several countries and regions including Hong Kong, Southeast Asia, the Middle East, and South Africa, has gained strong momentum. Specifically, Southeast Asia is seeing a rapid adoption of digital financial services, driven by a strong shift in consumer preferences towards online platforms. According to the e-Conomy SEA 2023 report published by Google, Temasek and Bain & Company, the loan book balance for digital lending in Southeast Asia is expected to reach approximately US$300 billion by 2030.

To assist financial institutions and enterprises across the Chinese and overseas markets with their digital transformation challenges, we are leveraging our business expertise and technological capabilities to consistently upgrade our products using a data and AI-driven approach. We are motivated by the value we create for our customers helping them streamline operations, reduce operating costs, enhance risk controls, and expand businesses.

In the first half of 2024, we firmly executed our second-stage strategy aimed at achieving mid-term profitability. We continued to integrate and upgrade products, deepen customer engagement, expand our overseas presence, and implement disciplined cost control measures. We also completed the disposal of our virtual banking business to focus more on our core business of providing technology solutions and digital infrastructure to financial institutions and enterprises. As a result, including the one-time gain of RMB260.1 million from the disposal of virtual banking business, we achieved profitability with a net profit from continuing and discontinued operations attributable to shareholders of RMB139.0 million in in the first half of 2024, compared to a net loss from continuing and discontinued operations attributable to shareholders of RMB190.5 million for the same period last year. Excluding the one-time gain, net loss from continuing operations attributable to shareholders narrowed by 38.0% year-over-year to RMB70.5 million in the first half of 2024, due to effective cost reductions.

Total revenue from continuing operations for the first half of 2024 decreased by 22.8% year-over-year to RMB1,415.8 million, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products. Notably, revenue from third-party overseas customers in continuing operations was able to benefit from the effectiveness of our overseas expansion strategy and the competitiveness of our products and services. The number of premium-plus customers1 during the first half of 2024 decreased to 93 from 121 during the same period in 2023, mainly due to a decline in digital banking customers driven by a slower than-expected recovery in banking activity.

Digital Banking

Our digital banking services offer a wide array of solutions tailored to the digital transformation needs of financial institutions in the banking industry. These solutions comprise of digital retail banking, digital credit management, and digital operation solutions and leverage our competitiveness in “business + technology”. These assist banks in driving growth, mitigating operational risks, improving management efficiency, and generating high-quality development. By implementing these comprehensive solutions, banks can augment their overall digital capabilities and deliver superior outcomes to their customers.

Digital retail banking solutions align with the latest development trends in the retail banking sector, offering a customer-centric approach to banks through digital transformation consulting services and system solutions related to customer, product, and channel management for bank customers. Our digital transformation consulting services help banks formulate retail digital transformation blueprints. Leveraging products such as the 3E Series, Marketing Management Platform, and Wealth Management Platform, we employ digital strategies to help banks achieve more precise customer marketing, better serve high-net-worth client asset allocation needs, and reach customers more rapidly and efficiently. This approach enables high-value growth in retail banking operations.

[1]	The number of premium-plus customers is the number of premium customers (which excludes Ping An Group) that have contributed revenue of at least RMB1 million since the beginning of the applicable fiscal year.

Our digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, online credit business system, and accompanying operational service solutions. Tailored for corporate credit and small and medium-sized enterprise (“SME”) credit business scenarios, it offers bank customers a management system covering the entire credit business product and processes, designed to improve banks’ credit management efficiency. Leveraging cutting-edge technologies such as AI, big data analytics and intelligent algorithms, we help banks establish scenario-based rule models at each stage of their credit operations. This enables accurate risk signal identification, proactive risk prediction and early warning, and significantly enhances risk control capabilities. Additionally, we assist banks in building online inclusive credit business systems and provide supporting marketing systems for financial products, both internally and externally, to enhance customer acquisition capabilities.

Our suite of digital operation solutions is designed to meet the needs of bank management departments. Our comprehensive range of solutions include business analysis, asset-liability, pricing, capital, cost, risk, performance, and compliance management. These solutions help banks formulate effective development strategies, gain insights into their current operational status, accurately measure costs, allocate resources efficiently, strengthen performance appraisals, mitigate compliance risks, and build a “super brain” for precise and intelligent decision-making. Furthermore, we specialize in developing digital financial services and intelligent financial regulatory platforms for governmental and regulatory agencies, promoting financial inclusivity and optimizing risk prevention and control in financial markets.

In the first half of 2024, we made significant progress in upgrading and iterating products by leveraging our technological capabilities to facilitate smart, streamlined operations for customers. Our digital retail banking, digital credit management and digital operation solutions have undergone further enhancements in application scenarios, algorithm models, system compatibility, and architectural optimization. We focus on improving the customer experience, application effectiveness, and overall capabilities. Our strengthened product capabilities deepened customer trust, helping us secure several contracts in the first half of 2024, including the asset and liability management project with China Everbright Bank and the mortgage loan product upgrade project with Bank of Hunan.

•	We have continuously enhanced product intelligence and convenience through AI applications, promoting business streamlining and active compliance solutions. For example, JinJieYing, our AI solution for housing mortgage loan, can perform intelligent due diligence, intelligent risk management, and operational tasks, enhancing customer managers’ productivity by roughly six-fold and reducing loan approval time to approximately one day. Our 3E-Series products, including E-Banker app, E-Sales Management and E-Wealth Advance-map, empower team management, business opportunity management and wealth management, increasing customers’ AUM by over 20%, improving business opportunity reach rate by 2-3 times, and driving a 38% increase in private banking customers. Additionally, in addition to a comprehensive package of IT innovation solutions spanning from consultation to implementation, we help our customers meet compliance requirements by providing One- Table Solution to improve the timeliness, completeness, and accuracy of data submission required by regulators.

•	We have consistently upgraded our products using a customer-centric approach to drive smart retail banking operations. Using our smart solutions, financial institutions can enhance their customer management process through categorization, effective targeting, and visualized operations among others. We also help them improve product quality when assessing wealth, asset allocation suggestions, and account planning, while facilitating customer acquisition across various channels via synergized strategies, effective customer group operations, and AI-assisted database. These solutions have been well received among banks.

•	We have expanded our smart credit solution to overseas markets. This end-to-end solution offers flexible configuration and continuous iteration, integrating operations, businesses, data and systems. With a proven track record in domestic markets, it effectively enhances loan processing efficiency by over 40%, augments AI-driven risk control capabilities by 50%, and boosts modularized configuration and iteration efficiency by 30%. We are striving to export this solution with our product capabilities on data and risk controls through the application of AI large models, initially focusing on loan products in retail and SME credit business scenarios.

Digital Insurance

In digital insurance, our solution digitalizes the entire insurance process, helping insurance companies manage marketing, customer relationships, and claims processing. We also provide service management platforms to customers under our intelligent property and casualty (“P&C”) insurance and intelligent life insurance solutions.

Our end-to-end intelligent P&C insurance solution helps auto and non-auto insurers reduce costs, combat fraudulent claims, and improve service quality. Integrating AI and advanced analytics, it digitalizes and automates the entire underwriting process, covering core risk predication, cost management and risk control functions. It also streamlines claim-processing procedures, from submission and instant inspection to settlement, appraisal, roadside assistance, and auto parts sourcing. In the first half of 2024, we established numerous benchmark cases for the end-to-end P&C insurance system, demonstrating its effectiveness in reinforcing risk controls and improving the customer experience. For instance, we implemented the system for a state-owned P&C insurance company, addressing pain points around underwriting, claim settlements, and servicing.

Our intelligent life insurance solution enhances insurers’ efficiency, risk control, and customer experience across sales, policy issuance, claims processing, and customer service. In the first half of 2024, we upgraded our “Omni-channel Agent Solution”, introducing an AI-enhanced member onboarding screening model and multi-functional Optical Character Recognition (“OCR”) tool to facilitate document recognition, ensuring accuracy and efficiency throughout the claim workflow.

Gamma Platform

Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. It includes AI customer service and technology infrastructure components such as open platform. Our intelligent voice services feature modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping reduce headcount requirements and improve call centre efficiency.

Our intelligent voice services combine an advanced underlying AI voice engine and robotics platform, with a diverse array of financial scenario models and data. These include financial dialogue flow charts, ASR speech recognition, NLP intention understanding. This integration standardizes AI financial scenarios, processes, and training methodologies to enable financial institutions to rapidly deploy AI remote services, enhance AI application effectiveness, and reduce operating costs.

In May 2024, we were notified by certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. that due to their adjustment of procurement strategies, they intended to cease to utilize the cloud services that we provide under Gamma FinCloud platform. Subsequently, additional subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceased to utilize our cloud services, with effect from July 2024. Revenue from such customers’ procurement of the cloud services represented substantially all of the Group’s revenue from the cloud services business during each of the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024. The Board has since resolved to gradually discontinue the operation of our cloud services from July 2024 onwards. For details, please refer to the sub-heading headed “Recent Developments after the Reporting Period” below.

Expansion into Overseas Markets

We have expanded our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. Our revenue from third-party overseas customers from continuing operations underscores both the strength of our product offerings and the effectiveness of our strategy in forging stronger ties with customers by gaining deeper insights into their needs and through innovative collaboration models.

Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model since 2022. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area.

We launched our business in Southeast Asia in 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market, focusing on digital banking solutions tailored for Southeast Asian financial institutions. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top 3 regional banks, 12 top local banks, and 2 of the world’s top insurance companies. Taking intelligent lending platforms and core systems as flagship products, we help banks improve service efficiency and quality as well as reduce risks and costs.

In the first half of 2024, we continued to explore underlying customer needs and deepened our cooperations with overseas customers. We signed Smart Lending Platform (“SLP”) upgrade contracts with SB Finance from the Philippines and one of the top banks from Vietnam.

On April 2, 2024, we completed the disposal of virtual banking business to Lufax at a consideration of HK$933 million in cash. For details of the disposal and the reasons therefor, please refer to the paragraphs headed “Management Discussion & Analysis – Material Acquisitions and Disposals” below.

As of June 30, 2024, we have expanded our overseas presence to 20 countries and territories, and have covered up to 186 customers.

2023 ESG Report

On April 23, 2024, we published the 2023 Environmental, Social, and Governance Report, detailing our efforts and progress in ESG management and underscoring our commitment to environmental preservation, social responsibility, and governance excellence. Moving forward, we will continue to integrate our strategy of “financial technology empowerment and building a sustainable industry ecosystem” into our daily operations to drive the sustainable growth of our company, the industry, and society at large.

Recent Developments after the Reporting Period

Due to certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceasing to utilize our cloud services as described under the sub-heading headed “Business Review – Gamma Platform”, on July 11, 2024, the Board came to the decision that in the best interest of our Company and our shareholders as a whole, we shall gradually discontinue the operation of our cloud services from July 2024 onwards, and discuss with our customers regarding transitional arrangements (if any). It is expected that as a result of the discontinuation, there will be a substantial decrease in revenue attributable to our cloud services business in the second half of 2024 and for the full year ending December 31, 2024. We nonetheless remain fully dedicated to the provision of our technology solutions to financial institution customers, and believe that the foregoing developments will not affect the operations of our other businesses, including our ongoing strategic business relationship with Ping An Group. We will continue to enhance our product competitiveness and implement our second-stage strategy of deepening customer engagement to drive revenue growth, in particular prioritizing augmenting revenue from third-party customers. For further details, please refer to the announcements published by our Company on May 7 and July 11, 2024.

Save as disclosed above, there are no other important events that have occurred since June 30, 2024 up to the date of this announcement.

Business Outlook

Looking ahead to the second half of 2024, we will continue implementing our second-stage strategy of deepening customer engagement, focusing on premium-plus customers and product optimization and integration. We remain committed to executing the “Unite the Core, Empower the Wings” strategy, concentrating on financial institution customers while expanding our ecosystem and overseas footprint.

We believe that the fundamental driving force driving our sustainable growth lies in the competitiveness of our product and service offerings. As such, we will continue to leverage our technological expertise and deep understanding of customer needs to refine our products and services. We are dedicated to delivering high-value and high-end products to a broader customer base, enhancing their operational efficiency, reducing costs, and empowering their business success.

While maintaining our solid strategic relationship with Ping An Group, we will focus on driving third-party revenue growth. The expanding digital economy and strong demand for digital transformation, especially in Southeast Asia, presents immense opportunities and growth potential. Against this backdrop, we believe that our ever-strengthening product capabilities driven by our continuous investment in research and development, business know-how, and customer insights will expand our customer base over the long term and boost third-party revenue growth, particularly from overseas customers.

Despite recent business adjustments, we remain committed to achieving sustainable profitability. We firmly believe that our focused strategies of healthier growth through overseas market expansion, third-party revenue growth, and operational efficiency enhancements will ultimately lead us to profitability for continuing operations.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenue from Continuing Operations

	Six Months Ended June 30,
	2024	2023
In RMB’000, except percentages	(Unaudited)	(Unaudited)	YoY
Implementation	326,086	443,023	-26.4%
Transaction-based and support revenue
Business origination services	22,775	81,127	-71.9%
Risk management services	126,514	150,317	-15.8%
Operation support services	265,391	471,585	-43.7%
Cloud services platform	607,416	614,620	-1.2%
Post-implementation support services	29,348	25,649	14.4%
Others	38,239	46,664	-18.1%
Sub-total for transaction-based and support revenue	1,089,683	1,389,962	-21.6%
Total revenue from continuing operations	1,415,769	1,832,985	-22.8%

Our revenue from continuing operations decreased by 22.8% to RMB1,415.8 million for the six months ended June 30, 2024 from RMB1,833.0 million for the corresponding period of 2023, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products.

Revenue from implementation decreased by 26.4% to RMB326.1 million for the six months ended June 30, 2024 from RMB443.0 million for the corresponding period of 2023, mainly due to a decline in demand for implementation of financial services systems domestically. Revenue from business origination services decreased by 71.9% to RMB22.8 million for the six months ended June 30, 2024 from RMB81.1 million for the corresponding period of 2023, primarily due to a decline in transaction volumes in Marketing Management Platform under digital retail banking solutions and from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 15.8% to RMB126.5 million for the six months ended June 30, 2024 from RMB150.3 million for the corresponding period of 2023, mainly due to a decline in transaction volumes from banking-related risk analytic solutions. Revenue from operation support services decreased by 43.7% to RMB265.4 million for the six months ended June 30, 2024 from RMB471.6 million for the corresponding period of 2023, primarily due to a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor. Revenue from cloud services platform decreased by 1.2% to RMB607.4 million for the six months ended June 30, 2024 from RMB614.6 million for the corresponding period of 2023, primarily due to the decreased transaction volume of cloud services.

Cost of Revenue from Continuing Operations

Our cost of revenue from continuing operations decreased by 22.3% to RMB890.0 million for the six months ended June 30, 2024 from RMB1,145.9 million for the corresponding period of 2023, in-line with the decrease in revenue.

Gross Profit from and Gross Margin of Continuing Operations

As a result of the foregoing, our gross profit from continuing operations decreased by 23.5% to RMB525.8 million for the six months ended June 30, 2024 from RMB687.0 million for the corresponding period of 2023. Our gross margin of continuing operations remained relatively stable at 37.1% for the six months ended June 30, 2024 compared to 37.5% for the corresponding period of 2023. Our non-IFRS gross profit margin of continuing operations was 39.4% for the six months ended June 30, 2024 compared to 40.1% for the corresponding period of 2023.

Operating Expenses from Continuing Operations

Research and Development Expenses

Our research and development costs from continuing operations decreased by 24.3% to RMB399.6 million for the six months ended June 30, 2024 from RMB528.0 million for the corresponding period of 2023, primarily due to a decrease in personnel costs and the ROI-oriented approach we are taking to manage research and development projects.

Selling and Marketing Expenses

Our selling and marketing expenses from continuing operations decreased by 20.2% to RMB92.6 million for the six months ended June 30, 2024 from RMB116.0 million for the corresponding period of 2023, mainly due to lowered personnel costs as a result of our enhanced sales capability and efficiency.

General and Administrative expenses

Our general and administrative expenses from continuing operations decreased by 15.6% to RMB146.0 million for the six months ended June 30, 2024 from RMB173.1 million for the corresponding period of 2023, primarily due to lowered labor costs and saved costs through labor outsourcing.

Net Impairment Losses on Financial and Contract Assets for Continuing Operations

Our net impairment losses on financial and contract assets for continuing operations decreased to RMB23.2 million for the six months ended June 30, 2024 from RMB32.8 million for the corresponding period of 2023. This decrease was primarily due to the reduced amount in the increase in accounts receivable balance at the end of June 2024 from the end of December 2023, compared to the corresponding period of 2023.

Other Income, Gains or Loss – Net for Continuing Operations

We incurred other income, gain-net for continuing operations of RMB30.2 million for the six months ended June 30, 2024 compared to other income, gain-net for continuing operations of RMB46.6 million for the corresponding period of 2023. The decrease was primarily due to a decrease in government subsidies and tax refunds.

Finance Income from Continuing Operations

Our finance income from continuing operations increased by 157.8% from RMB11.5 million for the six months ended June 30, 2023 to RMB29.7 million for the corresponding period in 2024, primarily due to higher US dollar-denominated deposit yields.

Finance Costs from Continuing Operations

Our finance costs from continuing operations decreased by 30.3% from RMB11.5 million for the six months ended June 30, 2023 to RMB8.0 million for the corresponding period in 2024, primarily due to decreased average loan balance.

Share of Gain of Associate and Joint Venture for Continuing Operations

Our share of gains of associate and joint venture for continuing operations decreased from RMB7.2 million for the six months ended June 30, 2023 to nil for the corresponding period in 2024 primarily due to the absence of profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) in the current period after its disposal.

Impairment Charges on Associate for Continuing Operations

Our impairment charges on associate for continuing operations for the six months ended June 30, 2024 was nil compared with RMB7.2 million for the corresponding period of 2023, primarily due to Puhui Lixin disposal in the prior year period while no impairment charges on associate were incurred over the current period.

Loss from Continuing Operations Before Income Tax

As a result of the foregoing, our loss from continuing operations before income tax decreased to RMB83.8 million for the six months ended June 30, 2024 from RMB116.3 million for the corresponding period of 2023.

Income Tax Benefit/(Expense) for Continuing Operations

Our income tax benefit/(expense) for continuing operations increased from RMB-5.4 million for the six months ended June 30, 2023 to RMB2.3 million for the corresponding period in 2024, primarily due to a decrease in taxable profits for the six months ended June 30, 2024, and adjustment of current income tax for prior periods after annual tax filing.

Loss from Continuing Operations for the Period

Our loss from continuing operations decreased to RMB81.5 million for the six months ended June 30, 2024 from RMB121.7 million for the corresponding period of 2023.

Profit/(Loss) from Continuing and Discontinued Operations for the Period

As a result of the foregoing and primarily due to the gains derived from the disposal of virtual banking business, our profit/(loss) from continuing and discontinued operations was RMB128.0 million for the six months ended June 30, 2024, compared with RMB-198.5 million for the corresponding period of 2023.

Cash Flow Data

For the six months ended June 30, 2024, our net cash used in operating activities was RMB298.0 million, net cash generated from investing activities was RMB480.3 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss which was related to our cash management activities and proceeds from disposal of subsidiaries of RMB723.2 million, and net cash used in financing activities was RMB129.8 million primarily due to repayments of short-term borrowings and lease payments. For the corresponding period of 2023, our net cash used in operating activities was RMB632.9 million, net cash generated from investing activities was RMB298.1 million and net cash used in financing activities was RMB88.9 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of June 30, 2024, we had cash and cash equivalents of RMB1,438.9 million (December 31, 2023: RMB1,379.5 million), restricted cash and time deposits over three months of RMB469.6 million (December 31, 2023: RMB452.9 million) and financial assets at fair value through profit or loss of RMB640.4 million (December 31, 2023: RMB925.2 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of time deposits with initial terms over three months.

Borrowings

As of June 30, 2024, we had short-term borrowings of RMB142.8 million (December 31, 2023: RMB251.7 million). We had credit facilities primarily with three Chinese banks in the aggregate of committed credit of RMB395 million. The weighted average annual interest rate under our outstanding borrowings based on nominal interest rate was 4.15% (December 31, 2023: 4.48%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As at June 30, 2024, approximately RMB22.7 million (equivalent to approximately USD3.2 million) were pledged for currency swaps, and approximately RMB8.9 million was pledged for business guarantee.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of June 30, 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 6.0% (as of December 31, 2023: 10.3%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

On April 2, 2024, the Company completed the disposal of Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”) to Lufax, by transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million in cash. Upon completion, the Company ceased to hold any interest in Jin Yi Tong Limited. Accordingly, Jin Yi Tong Limited and its subsidiaries, including PAOB, have ceased to be subsidiaries of the Company and their financial results have ceased to be consolidated into the financial statements of the Group. The gain on sale after income tax was RMB260.1 million. For further details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, the announcements published by the Company on January 16, April 2 and April 17, 2024, and Note 6 to the condensed consolidated interim financial information.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2024.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of June 30, 2024.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2024.

Capital Expenditures and Capital Commitment for Continuing Operations

Our capital expenditures for continuing operations were RMB14.7 million for the six months ended June 30, 2024, as compared to RMB4.5 million for the corresponding period in 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As of June 30, 2024, we had no capital commitment (as of December 31, 2023: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of the exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of June 30, 2024, we had a total of 2,078 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2024:

Function	As of June 30, 2024
Research and Development	1,255
Business Operations	240
Sales and Marketing	411
General Administration	172
Total	2,078

For the six months ended June 30, 2024, our employee benefit expenses from continuing operations amounted to RMB508.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Six Months Ended June 30,
	Note	2024 RMB’000 (Unaudited)	2023 RMB’000 (Unaudited) (Restated)
Continuing operations
Revenue	3	1,415,769	1,832,985
Cost of revenue		(889,987)	(1,145,943)

Gross profit		525,782	687,042
Research and development expenses		(399,640)	(528,039)
Selling and marketing expenses		(92,568)	(116,030)
General and administrative expenses		(146,027)	(173,117)
Net impairment losses on financial and contract assets		(23,233)	(32,804)
Other income, gains or loss – net		30,184	46,580

Operating loss		(105,502)	(116,368)
Finance income		29,686	11,516
Finance costs		(7,988)	(11,453)

Finance income – net		21,698	63
Share of gain of associate and joint venture – net		–	7,157
Impairment charges on associate		–	(7,157)

Loss before income tax		(83,804)	(116,305)
Income tax benefit/(expense)	4	2,346	(5,402)

Loss from continuing operations		(81,458)	(121,707)

Profit/(loss) from discontinued operations	6	209,499	(76,816)

Profit/(loss) for the period		128,041	(198,523)

Profit/(loss) attributable to:
– Owners of the Company		139,014	(190,465)
– Non-controlling interests		(10,973)	(8,058)
		128,041	(198,523)

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

		Six Months Ended June 30,
			2023
		2024	RMB’000
		RMB’000	(Unaudited)
	Note	(Unaudited)	(Restated)
Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		(2,645)	(4,863)
– Exchange differences on translation of discontinued operations	6	177	22,233
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	6	6,056	1,057
– Disposal of subsidiaries	6	18,237	–
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences		13,808	44,191
Other comprehensive income for the period, net of tax		35,633	62,618
Total comprehensive income/(loss) for the period		163,674	(135,905)

Total comprehensive income/(loss) for the period is attributable to:
– Owners of the Company		174,647	(127,847)
– Non-controlling interests		(10,973)	(8,058)
		163,674	(135,905)
Total comprehensive income/(loss) for the period attributable to owners of the Company arises from:
– Continuing operations		(41,085)	(74,321)
– Discontinued operations		215,732	(53,526)
		174,647	(127,847)
Loss per share for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	5	(0.06)	(0.10)

Loss per ADS for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	5	(1.94)	(3.13)

Earnings/(Loss) per share for earnings/(Loss) attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	5	0.13	(0.17)

Earnings/(Loss) per ADS for earnings/(Loss) attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	5	3.83	(5.24)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

	Note	June 30, 2024 RMB’000 (Unaudited)	December 31, 2023 RMB’000
ASSETS
Non-current assets
Property and equipment		65,832	85,076
Intangible assets		340,483	471,371
Deferred tax assets		768,398	768,276
Financial assets measured at fair value through other comprehensive income		3,204	1,372,685
Restricted cash and time deposits over three months		200	5,319
Prepayments and other receivables		6,962	6,663

Total non-current assets		1,185,079	2,709,390

Current assets
Trade receivables	7	930,258	710,669
Contract assets		79,941	95,825
Prepayments and other receivables		898,296	905,691
Financial assets measured at amortized cost from virtual bank		–	3,081
Financial assets measured at fair value through other comprehensive income		–	853,453
Financial assets measured at fair value through profit or loss		640,431	925,204
Derivative financial assets		52,750	38,008
Restricted cash and time deposits over three months		469,405	447,564
Cash and cash equivalents		1,438,886	1,379,473

Total current assets		4,509,967	5,358,968

Total assets		5,695,046	8,068,358

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

		June 30,	December 31,
		2024	2023
		RMB’000	RMB’000
	Note	(Unaudited)
EQUITY AND LIABILITIES
EQUITY
Share capital		78	78
Shares held for share incentive scheme		(149,544)	(149,544)
Other reserves		11,027,689	10,989,851
Accumulated losses		(7,734,600)	(7,873,614)

Equity attributable to equity owners of the Company		3,143,623	2,966,771
Non-controlling interests		(29,952)	(18,979)

Total equity		3,113,671	2,947,792

LIABILITIES
Non-current liabilities
Trade and other payables	8	14,379	28,283
Contract liabilities		12,901	17,126
Deferred tax liabilities		520	2,079

Total non-current liabilities		27,800	47,488

Current liabilities
Trade and other payables	8	2,008,719	1,981,288
Payroll and welfare payables		267,881	385,908
Contract liabilities		134,192	138,563
Short-term borrowings		142,783	251,732
Customer deposits		–	2,261,214
Other financial liabilities from virtual bank		–	54,373

Total current liabilities		2,553,575	5,073,078

Total liabilities		2,581,375	5,120,566

Total equity and liabilities		5,695,046	8,068,358

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	GENERAL INFORMATION AND BASIS OF PRESENTATION

1.1	General information

OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022.

On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented.

The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.

The condensed consolidated interim financial information comprises the condensed consolidated balance sheet as at June 30, 2024, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited.

1.2	Basis of preparation and presentation

This Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

The Interim Financial Information does not include all the notes of the type normally included in an annual financial report. Accordingly, it is to be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as set out in the 2023 annual report of the Company dated on April 23, 2024 (the “Financial Statements”).

These condensed interim financial statements were approved for issue on August 16, 2024.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income.

Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit.

(a)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024:

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

•	Amendments to IAS 1 – Non-current liabilities with covenants

•	Amendments to IFRS 16 – Lease liability in sale and leaseback

•	Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2024 and have not been early adopted by the Group:

Effective for annual periods beginning on or after
Amendments to IAS 21 – Lack of Exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments	January 1, 2026
IFRS 18 – Presentation and Disclosures in Financial Statements	January 1, 2027
IFRS 19 – Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group is in the process of assessing potential impact of the above new amendments that is relevant to the Group upon initial application. According to the preliminary assessment, the above new amendments are not expected to have any significant impact on the Group’s condensed financial positions and results of operations upon adopting the above new amendments. The management of the Group plans to adopt these new amendments when they become effective.

3	REVENUE

Disaggregation of revenue from contracts with customers

	Six months ended June 30,
	2024 RMB’000	2023 RMB’000
	(Unaudited)	(Unaudited)
– Technology Solutions
Implementation	326,086	443,023
Transaction based and support revenue
– Operation support services	265,391	471,585
– Business origination services	22,775	81,127
– Risk management services	126,514	150,317
– Cloud services platform	607,416	614,620
– Post-implementation support services	29,348	25,649
– Others	38,239	46,664
	1,415,769	1,832,985

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

	At a point in time	Over time	Total
(Unaudited) Six months ended June 30, 2024
Implementation	15,665	310,421	326,086
Transaction based and support revenue
– Operation support services	56,263	209,128	265,391
– Business origination services	22,775	–	22,775
– Risk management services	126,514	–	126,514
– Cloud services platform	–	607,416	607,416
– Post-implementation support services	–	29,348	29,348
– Others	38,239	–	38,239
	259,456	1,156,313	1,415,769

	At a point
	in time	Over time	Total
(Unaudited) Six months ended June 30, 2023
Implementation	29,442	413,581	443,023
Transaction based and support revenue
– Operation support services	158,730	312,855	471,585
– Business origination services	81,127	–	81,127
– Risk management services	150,317	–	150,317
– Cloud services platform	–	614,620	614,620
– Post-implementation support services	–	25,649	25,649
– Others	46,572	92	46,664
	466,188	1,366,797	1,832,985

During the six months ended June 30, 2024 and 2023, the Group mainly operated in PRC and most of the revenue were generated in PRC.

4	INCOME TAX BENEFIT/(EXPENSE)

The income tax benefit/(expense) of the Group for the six months ended June 30, 2024 and 2023 are analyzed as follows:

	Six months ended June 30,
	2024	2023
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current income tax	665	(9,279)
Deferred income tax	1,681	3,877
Income tax benefit (expense)	2,346	(5,402)

(a)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China had been calculated at the tax rate of 25% for the six months ended June 30, 2024 and 2023, unless preferential tax rates were applicable.

Certain subsidiaries of the Group in the mainland China were subject to “High and New Technology Enterprise”, whose preferential enterprise income tax rate is 15% for the six months ended June 30, 2024 and 2023. Moreover, certain subsidiaries of the Group were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15% for the six months ended June 30, 2024 and 2023.

In addition, certain mainland China subsidiaries of the Group were subject to “small and thin-profit enterprises” under the EIT Law, whose preferential income tax rate was 20% for the six months ended June 30, 2024 and 2023.

(b)	Cayman Islands Enterprise Income Tax

The Company was not subject to any taxation in the Cayman Islands for the six months ended 30 June 2024 and 2023.

(c)	Hong Kong Profits Tax

Hong Kong profits tax had been provided for at the rate of 16.5% on the estimated assessable profits for the six months ended June 30, 2024 and 2023.

(d)	Enterprise Income Tax in Other Jurisdictions

Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the six months ended 30 June 2024 and 2023 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%.

(e)	PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

For the six months ended June 30, 2024 and 2023, the Group has deficits in retained earnings, so no withholding tax is provided.

5	EARNINGS/(LOSS) PER SHARE

The calculations of basic and diluted earnings/(loss) per share are based on:

	Six months ended June 30,
	2024 RMB’000 (Unaudited)	2023 RMB’000 (Unaudited)
		(Restated)
Loss from continuing operations as presented in the statement of profit or loss	(81,458)	(121,707)
Less: Loss from continuing operations attributable to non-controlling interests	10,973	8,058
Loss from continuing operations attributable to owners of the Company	(70,485)	(113,649)
Profit/(Loss) from discontinued operations	209,499	(76,816)
Profit/(Loss) attributable to owners of the Company used in calculating basic and diluted earnings/(loss) per share	139,014	(190,465)
Weighted average number of ordinary shares in issue (in ’000 shares)	1,089,589	1,089,589

	Six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited) (Restated)
Loss per share for loss from continuing operations attributable to owners of the Company

– Basic loss per share (RMB cents)	(0.06)	(0.10)
– Diluted loss per share (RMB cents)	(0.06)	(0.10)

–Basic loss per ADS (RMB cents) (Note)	(1.94)	(3.13)
–Diluted loss per ADS (RMB cents) (Note)	(1.94)	(3.13)

Earnings/(loss) per share for earnings/(loss) attributable to owners of the Company
– Basic earnings/(loss) per share (RMB cents)	0.13	(0.17)
– Diluted earnings/(loss) per share (RMB cents)	0.13	(0.17)

–Basic earnings/(loss) per ADS (RMB cents) (Note)	3.83	(5.24)
–Diluted earnings/(loss) per ADS (RMB cents) (Note)	3.83	(5.24)

Note: One ADS represented thirty ordinary shares of the Company.

Basic earnings/(loss) per share is calculated by dividing the earnings/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2024 and 2023.

Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of earnings/(loss) per share, the issued and outstanding number of ordinary shares as at June 30, 2024 and 2023, taking into account the shares held for share incentive scheme purpose, were 1,089,589,125 shares and 1,089,589,125 shares, respectively.

The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme for six months ended June 30, 2024 and 2023 have been excluded from the computation of diluted earnings/(loss) per share. Accordingly, dilutive earnings/(loss) per share for the six months ended June 30, 2024 and 2023 were the same as basic earnings/(loss) per share for the period.

6	DISCONTINUED OPERATION

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the “Purchaser”, “Lufax”), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire OneConnect Bank through transferring the entire issued share capital of the Jin Yi Tong Limited (the “Disposal Company”, a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the “Disposal Group”) will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of the Group. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. The Disposal Group was reported in the current year as a discontinued operation. The comparative information of continuing operation has been restated. Financial information relating to the discontinued operation for the period to the date of disposal is set out below.

(a)	Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from January 1, 2024 to the date of disposal (2024 column) and the six months ended June 30, 2023 (2023 column).

	2024 RMB’000 (Unaudited)	2023 RMB’000 (Unaudited)
Revenue	44,295	66,361
Cost of revenue	(38,404)	(57,170)
Expenses	(46,549)	(82,223)
Net impairment losses on financial and contract assets	(10,856)	(5,839)
Other income, gains or loss – net	956	2,300
Finance costs – net	(80)	(245)
Loss after income tax of discontinued operations	(50,638)	(76,816)
Gain on sale of subsidiaries after income tax (see (b) below)	260,137	–
Profit/(Loss) from discontinued operations	209,499	(76,816)

Exchange differences on translation of discontinued operations	177	22,233
Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	6,056	1,057
Other comprehensive income/(loss) from discontinued operations	215,732	(53,526)

Net cash used in operating activities	(3,286)	(107,546)
Net cash (used in)/generated from investing activities	(112,210)	6,124
Net cash used in financing activities	(1,417)	(2,807)
Net decrease in cash and cash equivalents	(116,913)	(104,229)

(b)	Details of the sale of the subsidiary

2024 RMB’000
(Unaudited)
Net cash inflow from disposal	723,171
Cash and bank balances disposed of	115,916
Cash consideration received, less transaction cost paid	839,087
Carrying amount of net assets sold	(560,713)
Gain on sale before income tax and reclassification reserve	278,374
Reclassification of foreign currency translation reserve	(30,180)
Reclassification of fair value change reserve	11,943
Income tax expense on gain	–
Gain on sale after income tax	260,137

7	TRADE RECEIVABLES

	As at	As at
	June 30,	December 31,
	2024 RMB’000	2023 RMB’000
	(Unaudited)
Trade receivables	994,686	779,458
Less: impairment loss allowance	(64,428)	(68,789)
	930,258	710,669

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at	As at
	June 30,	December 31,
	2024 RMB’000	2023 RMB’000
	(Unaudited)
Up to 1 year	913,144	694,157
1 to 2 years	61,397	55,187
2 to 3 years	5,615	21,103
Above 3 years	14,530	9,011
	994,686	779,458

8	TRADE AND OTHER PAYABLES

	As at	As at
	June 30,	December 31,
	2024 RMB’000	2023 RMB’000
	(Unaudited)
Trade payables (i)
Due to related parties	259,340	119,434
Due to third parties	100,395	127,125
	359,735	246,559
Redemption liability (ii)	232,951	232,951
Accrued expenses	263,657	436,846
Security deposits	135,173	136,813
Lease liabilities	43,918	51,224
Income and other tax payables	27,442	45,057
Amounts due to related parties	828,531	744,604
Others	131,691	115,517
	2,023,098	2,009,571
Less: non-current portion
Lease liabilities	(14,379)	(28,283)
	2,008,719	1,981,288

(i)	As at June 30, 2024 and December 31, 2023, based on recognition date, the aging of the trade payables are mainly within 1 year.

(ii)	The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at June 30, 2024, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this announcement.

9	DIVIDENDS

No dividends were paid or declared by the Company for the six months ended June 30, 2024 and 2023.

10	SUBSEQUENT EVENTS

(a)	The Company was notified by certain Connected Customers (subsidiaries and associates of Ping An Group) that they intend to cease to utilize the Group’s Cloud Services Platform due to their adjustment of procurement strategies. The Board came to the decision on July 11, 2024 that, the Company shall gradually discontinue the operation of its Cloud Services Platform from July 2024 onwards and will discuss with its customers regarding transitional arrangements (if any).

(b)	The total of 586,176,887 new shares of Lufax were dispatched as special dividend on July 30, 2024, with trading commencing on the Hong Kong Stock Exchange on July 31, 2024, and on the New York Stock Exchange on August 7, 2024. Following the distribution, the Ping An Group’s stake in the Lufax increased from 41.40% to 56.82%, making Lufax an indirect non-wholly-owned subsidiary of Ping An Group, with its financial results to be consolidated into Ping An Group’s financial statements. As a result, Lufax has become a related party of the Group.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities (including sale of treasury shares) listed on the Stock Exchange during the six months ended June 30, 2024.

Compliance with the Corporate Governance Code

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the corporate governance code (the “Corporate Governance Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the six months ended June 30, 2024, save for code provisions C.2.1 and C.6.2 of the Corporate Governance Code.

Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. Ms. Yanjing Jia and Ms. Wing Shan Winza Tang resigned as the joint company secretaries with effect from February 23, 2024, and Mr. Tsz Fung Chan (“Mr. Chan”) was appointed as the company secretary with effect from February 23, 2024. For further details of the change of company secretary, please refer to the announcement published by the Company on February 23, 2024. The appointment of Mr. Chan was dealt with by a written resolution of the Board. As Mr. Chan joined the Group since April 2019, previously serving as strategy director and project management director of the Group, and currently serving as the head of board office and head of investor relations of the Company, the Board is fully aware of the qualifications and experience of Mr. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions.

Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the six months ended June 30, 2024.

Audit Committee

We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2024.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated interim financial information for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

Publication of interim results and interim report

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://irhk.ocft.com). The interim report for the six months ended June 30, 2024 will be made available for review on the same websites in due course.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, August 16, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive Directors.